EXHIBIT 99.4

Consent of Independent Registered Public Accounting Firm

To the Board of Directors
Gildan Activewear Inc.:

We consent to the use of:

•Our report dated February 20, 2024 on the consolidated financial statements of Gildan Activewear Inc. (the "Entity") which comprise the consolidated statements of financial position as of December 31, 2023 and January 1, 2023, the related consolidated statements of earnings and comprehensive income, changes in equity and cash flows for the years ended December 31, 2023 and January 1, 2023, and the related notes, and
•Our report dated February 20, 2024 on the effectiveness of the Entity’s internal control over financial reporting as of December 31, 2023 each of which is included in the Annual Report on Form 40-F of the Entity for the year ended December 31, 2023.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-208022) on Form S-8 of the Entity.

/s/ KPMG LLP

February 21, 2024
Montréal, Canada